July 30, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington D.C. 20549

RE:	Registration Statement on Form S-1

Supplemental Response dated April 1, 2019

File No. 333-228042

Sales of Asset-Backed Token vs. Sales of Securities

Dear Madam or Sir,

On behalf of Hash Labs Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the Staff of the Securities and Exchange Commission in connection with the above referenced filing as set forth in the Staff’s comment letter dated April 26, 2019.

At the outset, the Company wishes to point out that its business model evolved in the ten months’ time since the Company first filed the Form S-1. Thus, the Company has made significant modifications to the Form S-1/A to provide better clarity and certainty around its subsidiary Coro Corp.’s intended business activity. These changes to the Company’s business model are the result of continued market research, interaction with important participants in the industry, and the regulatory issues raised in your comment letters. The Company’s website and the accompanying Form S-1/A are reflective of the implementation of these changes.

Actions the Company has taken:

1.	The Company has clarified that Hash Labs Inc. is a technology company that is developing a selected range of productivity tools for the financial services industry, including an innovative solution for global money remittance;

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2.	The Company has highlighted that “Coro” is a money transmitter that will be soon launched into the financial services market and Coro Corp. is the wholly owned subsidiary of Hash Labs Inc. created to manage the money transmission business;
3.	The Company has made it clear that Coro Corp. is a money transmission business only;
4.	The Company has changed its business model so that the issuance of tokens is no longer a segment of its business;
5.	The Company has removed all references to gold investing since Coro’s purpose is solely a means of money transmission;
6.	The Company has clarified that gold is one of multiple currencies used on the “Coro” money transmission application, it is not the exclusive currency;
7.	The Company has amplified its discussion that the transmission and exchange of gold to and from other currencies as a licensed money transmission service business is regulated by specific state and federal banking law and does not involve the offer and sale of securities; and
8.	The Company has included additional risk disclosures based on these changes such as:
a.	Coro Corp. does not guarantee that an exchange rate between the U.S. Dollar (“USD”) and gold (“XAU”) will always exist and is reliant on the London Bullion Market Association (“LBMA”)[1] and the global banks that are market makers in foreign currency exchange who are responsible for setting the exchange rate.
b.	Exchange rates are continuously changing and can be volatile. Coro customers are exposed to this risk.
c.	Coro Corp. is not a market maker and thus cannot guarantee a fixed bid/ask spread nor guarantee that a bid or an ask will be available to customers. Coro Corp. is reliant on the financial institutions with whom it interacts to facilitate its services.
d.	Coro Corp. is not a currency trading platform. Coro Corp. does not provide margin loans, brokerage services, hedging services nor other features associated with currency trading. Coro Corp. is not a broker-dealer, a futures commodity merchant, a securities exchange nor a futures exchange.

[1]	LBMA sets standards for the purity, form and provenance of gold bars and the way in which they are traded in the global OTC gold markets. Source: http://www.lbma.org.uk/about-us (downloaded 7/9/19).

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We understand that the specific part of Coro’s business model where gold is the currency of the mobile application may be confused with a gold investment program, and we have detailed below why in our opinion the Coro money transmission business is not a security subject to federal securities regulation. Also, the Company’s mobile application does not need gold to function since it is designed to effect payments with multiple currencies and gold is one of the currencies.

We would also like to make sure we directly answer your comments from your letter in light of these new changes. We have placed your original comments in bold and our answers in italics to make it easy to navigate. Kindly find our responses below:

1. We note your response to prior comment 1. We are unable to agree with your analysis and continue to believe that your tokenized gold program may involve the offer and sale of securities under the Securities Act of 1933. In this regard, we note the following:

• You will expend significant efforts in creating, maintaining and operating the program, including the CXAU platform.

The Company has modified its business model and prospectus to eliminate any confusion. Coro is not a “marketplace” nor a venue for investors to buy and sell investments; there is not a “program” nor does Hash Labs market – or intend to market - Coro as such. There is only the Company’s subsidiary Coro Corp. which is a money service business registered with FinCEN, licensed with the state of Florida and which is currently applying for multiple state money transmitter licenses, all of which are required to be obtained before Coro Corp. can conduct business in any particular state. Coro Corp. manages, “Coro,” a mobile money transmission application (“app”). The app is designed to send and receive payments or exchange between two currencies, U.S. dollars (USD) and gold (XAU). By providing the technology to enable the funds transfers, “Coro” operates no differently than other enterprises in the technology space such as Venmo, TransferWise, and Apple Pay.

• Investors are entirely reliant on your efforts with respect to all aspects of the program.

The Company only has investors in Hash Labs Inc. which is a fintech development company. Coro Corp. is a 100% wholly owned subsidiary of Hash Labs Inc. and Coro Corp. does not have investors nor a program for investment. Coro Corp. is purely a mobile money transmission app. Coro Corp. will not engage in any activities related to the value of the currencies exchanged (i.e., Coro Corp. will not act as a market maker or otherwise provide support). Please see updated S-1/A including updated risk disclosure section.

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• The program enables investors to gain exposure to an investment in gold.

The mobile money transmission application allows customers to send, receive, or exchange between two currencies, U.S. dollars (USD) and gold (XAU). The money transmission application is not marketed to investors nor designed to give investment exposure. By virtue of being a registered money services business and intended licensed money transmitter where currency exchange activities are part of the Company’s business it does expose customers to currency exchange rate fluctuations. This is no different than a customer exchanging U.S. dollars (USD) for Euros (EUR) or vice versa. The Company has updated this risk disclosure in the updated S-1.

• While the value of CXAU tracks the value of gold, the program provides the vehicle for the investment, similar to an exchange traded fund that tracks the price of gold.

The Company has eliminated CXAU and any tokenization of gold. As mentioned above, there is no program nor investment function. XAU is the recognized currency code for gold just like USD is for U.S. dollars. U.S. dollar cash balances held in custody will be reflected in Coro’s accounting system with USD and gold held in custody will be reflected in Coro’s accounting system with XAU. This follows GAAP and IFRS reporting standards in addition to the Company’s accounting obligations as regulated money services business and licensed money transmitter. The Company is no longer proposing the use of linked or asset-backed instruments. Currencies in custody are accounted for as required by law and based on the currency’s value rather than a tracked value. Coro’s only focus is the transmission of money value and does not provide any advice or preferred terms related to the exchange rate of its currencies. The applicable exchange rate is provided by an independent third party and Coro charges a well-disclosed fee to facilitate the exchange.

• CXAU are fungible, which means that the gold held in custody is pooled.

As mentioned above, the Company has eliminated CXAU and any tokenization of gold. According to money transmitter regulations, US dollars will be held in trust for the customer in a dedicated custody account in a FDIC insured bank and physical gold will be held in trust for the customer in a dedicated custody account managed by a gold dealer and custodied at the Royal Canadian Mint. All dollars held in a custody bank account are pooled and all physical gold held in a custody account are pooled without making them an investment subject to SEC regulation.

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• The platform provides liquidity for the tokens, either through redemption of the tokens for cash or gold, or for the payment of goods and services on the platform. As such, the program ensures liquidity and the ability of investors to monetize their investment.

As mentioned before, there is no program and there are no tokens anymore. Coro does not negotiate preferred terms with the gold dealers and the price applied to the gold is the standard global spot price which is determined by the LBMA and the global banks that are market makers in foreign currency exchange, plus Coro’s transaction fees. As such, Coro customers are not subjected to any kind of penalty or loss of gain in case XAU is exchanged for USD’s. In addition, customers do not lose access to XAU in case Coro Corp. would fail, since the gold is maintained in custody at the Royal Canadian Mint for the benefit of the customers. The customers will always be able to claim ownership of the gold and liquidate it through any gold dealer. Accordingly, customers do not depend on a “secondary market” maintained by Coro and the mobile money transmission application does not provide any greater advantage to customers than the convenience of performing the exchange of dollars for gold or vice versa in the palm of their hands. The value of Coro’s customers Medium of Exchange held in their accounts, whether dollars or gold, is based on global exchange rates and is completely independent to Coro’s technology used to facilitate the exchanges.

If you disagree with our conclusion, please provide us with a detailed legal analysis explaining why, including addressing Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985).

Our analysis of the Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith (“Merrill Lynch”) with specific reference to the Coro business model is attached.

In addition, address the following:

• the types of transactions that users may engage in with other platform users and/or any products and services that you anticipate platform users will offer on your platform;

Coro customers may only transmit money value through the Company’s mobile money transmission application. They may transmit money to other customers similar to Venmo and eventually the Company hopes to grow the application to allow customers to pay retailers for goods and services through a payment feature just like PayPal. There are currently no other services in development or planned beyond money transfers as part of the Company’s business strategy.

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• how your platform will enable the solutions discussed in the use cases on page 15 and how the platform is expected to interact with decentralized applications; and

The Company has modified its technology to no longer use tokens and solely to facilitate mobile money transmission.

• whether platforms users will be able to hold, transact and/or redeem fractional interests of CXAU.

The Company has eliminated CXAU and redemption features. Furthermore, the Company has clarified how Coro customers may deposit and withdraw funds. Coro does not use fractional interests. The ISO recognizes 1 USD as one United States dollar and its smallest unit of account is the penny. You need 100 pennies to make a dollar. Likewise, the ISO 4217 recognizes 1 XAU as one troy ounce of gold and the smallest unit of account for gold is the milligram. You need 31,103.5 milligrams of gold to make 1 troy ounce. Coro Corp. does not individually hold US dollars nor gold custody accounts, a service provided by Evolve Bank & Trust and Dillon Gage. The Company has specified in the S-1/A that Coro interfaces with an FDIC insured US bank (Evolve) to allow customers to deposit and withdraw USD in the smallest units of account provided by the bank (1 c or 0.01 USD). In the same way, Coro allows customers to exchange USD for XAU in the smallest units of account handled by the gold dealer (31.1035 mg or 0.001 XAU). Units of account used by Coro will always depend on the system of measurement used by the business partners operating in the jurisdiction where Coro is marketing its money transmission business and the Coro mobile application will show different units when it will expand to countries using the metric system such as in EU and Latin America.

Based on the changes the Company has made to its business as reflected here and in the S-1/A, we hope that we have now adequately addressed your questions and concerns.

Sincerely,

/s/ Thomas A. Rose

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ANALYSIS OF GARY PLASTIC PACKAGING CORP. V. MERRILL LYNCH, PIERCE FENNER & SMITH

ISSUES:

1.	Market maker

2.	Howey test

a.	Investment product

b.	Common enterprise

c.	Customer’s reliance on the enterprise

i.	Secondary market

ii.	Marketing efforts

iii.	Immediate liquidity in case of failure of the issuer

Introduction

We have analyzed all applicable law and have come to the conclusion that Coro’s business model substantially differs from how Merrill Lynch, Pierce Fenner & Smith (“ML”) marketed its CD program as described in the Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith case, (“Gary Plastic”). Coro is not an investment bank as ML was, nor a market maker as Money Market was, nor does Coro have the pretense of acting as such. Coro is a money transmitter that has the unique feature of facilitating not only the transmission of currency but also the transmission of gold between the customers of its mobile application. As a money transmitter, Coro is regulated at the state level by money transmission regulations and at the federal level by US Treasury’s Money Services Business (MSB) regulations. Multiple states’ codes include “monetary value” in the definition of “money” for the purpose of regulating its transmission. Accordingly, in those states, gold transmission is treated and regulated exactly as the transmission of currency. Coro is registered as a MSB with the US Treasury Department and its goal is to be licensed in all 50 states by the time its mobile application is deployed nationwide.

We understand that the specific part of Coro’s business model where gold is the ”currency” of the mobile application may be confused with a gold program and we have detailed below why in our opinion the applicable law does not fit with the Company’s modus operandi. Also, please keep in mind that the Company’s mobile application does not rely on gold to function since it is designed to work with multiple currencies and gold is just one example.

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The Court in Gary Plastic noted that “the definitions of "security" are broad and ambiguous; they allow courts to use a flexible approach "to meet the countless and variable schemes devised by those who seek the use of money of others on the promise of profits." SEC v. W.J. Howey Co. Although courts should construe the statutes broadly, because they are remedial, they should keep in mind that to afford the securities laws too wide a reach over banking institutions could overburden that already extensively regulated industry.” Coro as a money transmitter is regulated both at the state and the federal level and we agree that the Court’s call not to overburden an already extensively regulated industry should be kept in mind during an analysis of the reach of securities laws.

Two sections are discussed in Gary Plastic:

1.	Section 5 of the 1933 Act prohibits the sale of a "security" unless a registration statement is in effect.
2.	Section 17(a) of the 1933 Act and Section 10(b) of the 1934 Act are the antifraud provisions of the securities acts, prohibiting the use of any scheme to obtain money by means of an untrue statement or omission to state a material fact or of any manipulative or deceptive device in connection with the purchase or sale of any "security."

Hence, as a threshold matter, to apply the two sections of the Act, it had to be shown that the transactions involved a "security."

1.	Market maker

In Gary Plastic, plaintiff claims that ML never informed customers that the issuing bank was paying on its regularly issued CDs a rate of interest higher than the rate set on the instruments created for and marketed by ML. Thus, plaintiff claims ML pooled funds and used its market power not to obtain the best rates available that day for its customers, as its literature implied, but instead to advance its own economic advantage. Coro does not control or interfere with the price of gold since the customers exchange dollars for gold at the global spot price plus Coro’s transaction fees. The price of gold is established by the market and the market price is globally transparent. Accordingly, consumers cannot be deceived or charged hidden commissions and protection of Section 17 of the Act is unnecessary.

2.	Howey test

In Gary Plastic, the certificates of deposit sold through the CD Program satisfy the Howey test for determining what constitutes an investment contract within the meaning of the Acts. Coro differs in multiple aspects and does not satisfy all three prongs of the test.

1.	First prong: Gary Plastic invested $1,200,000 in its CD purchases from a CD program well advertised as an investment instrument. Since customers of Coro’s mobile application are able to exchange dollars for gold and vice versa on the app, they do take on exposure to exchange rates. Coro does not market its money transmitting technology as a method to invest in gold nor is that the purpose of the product. Coro’s focus is the transmission of money value and the company is completely neutral as to the direction of exchange rates.
2.	Second prong: By analyzing issuers, marketing the CDs, and creating a secondary market, Merrill Lynch was engaged in a common enterprise within the meaning of Howey. By providing the technology to transmit money, Coro is a common enterprise within the meaning of Howey exactly like other financial technology enterprises such as Venmo, PayPal, or CashApp.
3.	Third prong: Finally, investors such as Gary Plastic expected profits derived solely from the efforts of ML and the banks. Gary Plastic's investment in the CD Program was motivated by the expectation of a return of cash investment, the potential for price appreciation due to interest rate fluctuations, and the liquidity of these highly negotiable instruments.

ML engaged in activity that is significantly greater than that of an ordinary broker or sales agent. Since ML possesses significant economic power, it was able to:

1.	negotiate with the issuing banks to obtain a favorable rate of interest.
2.	provide a secondary market for the CDs
3.	cultivate a large group of banks that desire to borrow money

Therefore, a significant portion of the customer's investment depends on ML's managerial and financial expertise. The customers relied on the skill and financial stability of ML for several reasons:

1.	First, resale in the secondary market created and maintained by ML is crucial to the investor. If, for example, ML were to become insolvent and investors were unable to sell their CDs in the secondary market, they would lose two significant advantages: liquidity and capital appreciation. Ordinary CDs purchased directly from the issuing bank are not freely redeemable prior to maturity. Those redeemed before maturity are subject to a substantial withdrawal penalty. Thus, these CDs sold through the CD Program afford the investor a high degree of liquidity that it would not otherwise have. More importantly, by purchasing through the CD Program the investor has the option of selling its CD back to ML if prevailing interest rates drop, thereby realizing profits from capital appreciation. In the event ML failed to maintain the promised secondary market, an investor would have considerable difficulty liquidating a CD. This does not happen with Coro. Coro does not make a secondary market because a robust global market for currency exchange already exists. Customers take their own exposure to currency exchange rate risk and this exchange rate risk is the same whether they use Coro’s technology or not because exchange rates are globally transparent. Customers are not subjected to any kind of penalty in case the gold is exchanged back to dollars. In addition, Coro’s customers do not lose access to the gold in case Coro would fail, since the gold is maintained in DG’s custody account at the Royal Canadian Mint for the benefit of Coro’s customers. The customers will always be able to claim ownership of the gold and exchange it back to dollars through DG or any other gold dealer, without any impact on its value from the actions or efforts of Coro. Accordingly, customers do not depend on a “secondary market” maintained by Coro.

2.	Second, the investor relied on ML's implicit promise to maintain its marketing efforts. The success of the secondary market and the availability of CDs at competitive rates hinge on ML success in finding new buyers of CDs and developing strong working relationships with issuing banks. If ML were not an influential and well-known participant in the marketplace, the CD Program would not be viable. Here Coro’s marketing efforts are totally irrelevant since gold has a globally quoted exchange rate where it can be exchanged for U.S. dollars or other currencies.

3.	Finally, investors relied on ML's ongoing monitoring of the issuing banks. If an issuing bank becomes insolvent, the FDIC or FSLIC will pay the investor the principal due under the terms of the certificate of deposit. Here investors are buying something more than an individual certificate of deposit, they are buying an opportunity to participate in the CD Program and its secondary market. And, they are paying for the guarantee that they may liquidate at a moment's notice free from concern as to loss of income or capital, while waiting for FDIC or FSLIC insurance proceeds. Coro has no gold investment program and users of the mobile application do not rely on Coro for monitoring the gold dealers or gold exchange rates. Customers know that their gold is held in custody for their benefit at the Royal Canadian Mint and they will not lose access independently from Coro’s efforts. Coro’s customers rely on the Mediums of Exchange not on the tool (Coro) used to exchange, send or receive them. Conceptually, there is an insurmountable distance between the points of view of ML’s customers and Coro’s customers.

Gary Plastic's decision to invest was obviously made in reliance upon the efforts, knowledge and skill of Merrill Lynch. Coro’s customers join the mobile application for money transmission and may or may not decide to exchange dollars for gold or vice versa. In case they do, their decision to exchange dollars for gold for investment purpose will depend on their own evaluation of the current market conditions or personal interests. Coro’s efforts, knowledge and skill may have provided the technology to facilitate the transaction, but it has NO influence on the conditions that may have led the user to decide to perform the transaction. There is no program and users do not buy into it.

To conclude, in Marine Bank, the reason for exempting certificates of deposit from the securities acts was to eliminate double coverage when the Glass-Steagall Act and the securities acts overlap. In Gary Plastic, the Court found that if the CDs sold through Merrill Lynch’s CD Program were not covered by the federal securities laws, a gap would exist in the regulatory scheme that would strip the investor of needed federal protection. The reasoning behind Gary Plastic is based on the application of anti-fraud protection that the law provides to consumers. The specific protections provided by federal law for money services businesses and state law for money transmission transactions (e.g. security bond, net worth requirements, anti-financial crime provisions) protect consumers without any intervention of securities law and make involvement of Section 17 of the Act unnecessary.

The Court in Gary Plastic also noted that “Although courts should construe the statutes broadly, because they are remedial, they should keep in mind that to afford the securities laws too wide a reach over banking institutions could overburden that already extensively regulated industry.” Coro Corp., as a money transmitter, is strictly regulated both at the state and the federal level, and we do not believe that the “Coro” money transmission mobile application, as presently revised, lends itself to the creation of an unregulated investment platform in need of securities regulatory oversight.